UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1
Zuoan Fashion Limited Announces
Third Quarter 2013 Financial Results

~ Meets Third Quarter Revenue and Gross Margin Guidance ~

Shanghai, China, December 20, 2013 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

•	Revenues in the third quarter of 2013 were RMB380.5 million ($62.2 million), a decrease of 20.1% from RMB476.3 million in the same quarter of 2012.

•	Gross profit in the third quarter decreased 30.3% year over year to RMB155.8 million ($25.5 million) from RMB223.6 million in the same quarter of 2012.

•	Gross margin was 40.9% compared with 46.9% in the prior year period and 44.1% in the second quarter of 2013.

•	Net income was RMB23.0 million ($3.8 million), a decrease of 75.3% from RMB92.8 million in the same quarter of 2012.

•
Diluted earnings per ordinary share was RMB0.21 ($0.03) in the third quarter, equivalent to RMB0.83 ($0.13) per ADS, compared to diluted earnings per ordinary share of RMB0.83 ($0.14) or RMB3.34 ($0.55) per ADS in the third quarter of 2012.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “As addressed last quarter, the softening retail environment in China this year resulted in more challenging market conditions in the third quarter.  During the first half of the year, there was a build-up of inventory at the distributor level due to softer market conditions, which resulted in cancelled orders from our distributors. To offset this situation, we enacted several initiatives to stimulate sales and reduce inventory at the distributor level, including increasing our advertising and promotional programs as well as applying heavier discounting at the retail level.  We believe our marketing efforts, which include targeted campaigns in ten major cities in China, are an effective use of our resources and we are hopeful we’ll experience a gradual improvement in consumer spending in the quarters ahead. We are undertaking a number of operational initiatives, including supply chain enhancements, closer interaction with our distributors and the launch of a leather goods and accessories chain of outlets which we believe can improve our cost structure and improve our market position as we navigate through this challenging market environment.

To further consolidate and better reposition for the future, we closed a net total of 309 distributor and sub-distributor stores in the third quarter, resulting in a total of 1,074 store locations at the end of September. We expect to maintain profitability in the fourth quarter.”

Third Quarter 2013 Financial Performance

Revenue for the third quarter of 2013 was RMB380.5 million ($62.2 million), representing a decrease of 20.1% from RMB476.3 million in the same quarter of 2012. The decrease was primarily attributed to a cancellation of sales orders for the Company’s Fall/Winter collection 2013 back in June, due to the economic downturn in the menswear sector during the second half of 2013. During the quarter, distributor sales decreased by 16.0% to RMB378.3 million from RMB450.2 million in the same quarter of 2012. Third quarter 2013 self-operated direct store sales decreased to RMB2.2 million from RMB2.9 million in the same quarter of 2012. A net total of 309 distributor and sub-distributor stores were closed in the third quarter of 2013, resulting in a total of 1,074 store locations as of September 30, 2013 compared to 1,383 store locations at the end of the second quarter.
Cost of sales decreased by 11.1% to RMB224.7 million ($36.7 million) in the third quarter of 2013 from RMB252.7 million in the same quarter of 2012, in-line with the revenue decrease associated with cancelled sales orders.  As a percentage of revenues, cost of sales increased to 59.1% in the third quarter of 2013 from 53.1% in the same quarter of 2012.

Gross profit decreased by 30.3% to RMB155.8 million ($25.5 million) from RMB223.6 million in the third quarter of 2012.  Third quarter 2013 gross margin was 40.9% compared with 46.9% in the same quarter of 2012. The decrease in gross margin was primarily due to the decrease in the Company’s wholesale price discount that was implemented in the third quarter of 2013.

Selling and distribution expenses in the third quarter were RMB108.3 million ($17.7 million), or 28.5% of revenue, compared to RMB84.1 million, or 17.7% of revenue in the same quarter of 2012.  The percentage increase was primarily due to a planned increase in advertising and marketing expenses in the second half of 2013 to create greater consumer brand awareness.

Administrative expenses in the third quarter were RMB14.5 million ($2.4 million), or 3.8% of revenue, compared with RMB14.0 million, or 2.9% of revenue in the same quarter of 2012.

Effective tax rate in the third quarter was 27.0% compared to 25.6% in the same quarter of 2012.

Net income for the third quarter decreased by 75.3% to RMB23.0 million ($3.8 million) from RMB92.8 million in the same quarter of 2012.  Third quarter net margin was 6.0% compared to 19.5% in the third quarter of 2012.

Diluted earnings per ordinary share were RMB0.21 ($0.03) in the third quarter of 2013, equivalent to RMB0.83 ($0.13) per ADS, compared to diluted earnings per ordinary share of RMB0.83 ($0.14) or RMB3.34 ($0.55) per ADS in the third quarter of 2012. The Company’s diluted number of shares outstanding was 111.3 million in the third quarter ended September 30, 2013.

As of September 30, 2013, the Company had cash, cash equivalents of RMB1,287.1 million ($210.3 million), compared to RMB918.5 million as of December 31, 2012.  Net cash provided by operating activities was RMB78.4 million ($12.8 million) in the three months ended September 30, 2013, compared to a net cash used in operating activities of RMB172.9 million in the three months ended September 30, 2012.

Outlet Type:	3Q2012	3Q2013
Direct Stores	7	8
Distributor and Sub-distributor Stores	1,219	1,003
Self-Operated Flagship Stores	26	0
Distributor-Operated Flagship Stores	37	63
Total:	1,289	1,074

Financial Outlook

For the fourth quarter of 2013, the Company currently anticipates revenue in the range of RMB206-RMB236 million ($33.6-$38.5 million), gross margin of approximately 40-42%, net income of approximately RMB15.6-RMB20.1 million ($2.5-$3.3 million) and basic and fully diluted EPS of approximately RMB0.14–RMB0.18 ($0.02-$0.03), equivalent to RMB0.56–RMB0.72 ($0.09-$0.12) per ADS.

Conference Call Information

Zuoan's management will host an earnings conference call on December 20th, 2013 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing # 1-719-325-2454. A webcast will also be available via http://public.viavid.com/index.php?id=107244. A replay of the call will be available through December 27th, 2013. Listeners may access the replay by dialing # 1-858-384-5517, access code: 7653253.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.12 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2013.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of September 30, 2013, Zuoan had 1,074 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended September 30			Nine months period ended September 30
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	476,299	380,501	62,173	1,057,808	994,310	162,469
Cost of goods sold	(252,725)	(224,705)	(36,717)	(557,661)	(562,921)	(91,981)
Gross profit	223,574	155,796	25,457	500,147	431,389	70,488
Other income	767	1,181	193	2,665	4,187	684
Selling and distribution expenses	(84,109)	(108,270)	(17,691)	(153,556)	(165,832)	(27,097)
Administrative expenses	(13,969)	(14,482)	(2,366)	(40,041)	(40,119)	(6,555)
Finance costs	(1,603)	(2,787)	(455)	(4,359)	(8,205)	(1,341)
Profit before taxation	124,660	31,438	5,137	304,856	221,420	36,180
Income tax expense	(31,862)	(8,473)	(1,384)	(78,457)	(57,013)	(9,316)
Profit after taxation	92,798	22,965	3,752	226,399	164,407	26,864

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	316	(687)	(112)	(371)	(3,025)	(494)
Total comprehensive income for the periods	93,114	22,278	3,640	226,028	161,382	26,370

Earnings per share (RMB):
Basic earnings per share	0.83	0.21	0.03	2.03	1.48	0.24
Diluted earnings per share	0.83	0.21	0.03	2.03	1.48	0.24

Weighted average basic no. of shares (‘000)	111,276	111,276		111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of September 30
(in thousands)	2012	2013	2013
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	4,658	20,864	3,409

Current assets
Inventories	24,340	35,573	5,813
Trade and other receivables	608,466	479,083	78,282
Prepayments	100	-	-
Fixed deposits – pledged	9,619	29,800	4,869
Cash and cash equivalents	918,451	1,287,090	210,309
	1,560,976	1,831,546	299,272
Total assets	1,565,634	1,852,410	302,681

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	69,635
Reserves	48,922	47,253	7,721
Retained profits	834,091	998,498	163,153
Total equity	1,309,363	1,472,101	240,539

LIABILITIES

Current liabilities
Trade and other payables	103,841	209,743	34,272
Interest-bearing bank borrowings	128,250	161,700	26,422
Income tax payable	24,180	8,866	1,449
Total liabilities	256,271	380,309	62,142
Total equity and liabilities	1,565,634	1,852,410	302,681

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Nine months period ended September 30
	2012	2013	2013
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	304,856	221,420	36,180
Adjustments for :
Depreciation of property, plant and equipment	6,289	6,301	1,030
Equity-settled employees benefit expenses	1,383	1,356	222
Interest expenses on bank borrowings	4,359	8,205	1,341
Loss on disposal of property, plant and equipment	655	183	30
Interest income	(2,665)	(4,187)	(684)

Operating profit before working capital changes	314,877	233,278	38,117
Increase in inventories	(60,429)	(11,233)	(1,835)
(Increase)/Decrease in trade and other receivables	(161,036)	129,383	21,141
Decrease in prepayments	123	100	16
Increase in fixed deposits pledged	(12,820)	(20,181)	(3,298)
Increase in trade and other payables	121,241	105,902	17,304
Cash generated from operations	201,956	437,249	71,446
Interest paid	(4,359)	(8,205)	(1,341)
Income tax paid	(70,527)	(72,327)	(11,818)
Net cash generated from operating activities	127,070	356,717	58,287

Cash flows from investing activities
Acquisition of property, plant and equipment	(9,015)	(22,690)	(3,708)
Interest received	2,665	4,187	684
Net cash used in investing activities	(6,350)	(18,503)	(3,023)

Cash flows from financing activities
Bank loans obtained	107,750	171,200	27,974
Repayment of bank loans	(77,000)	(137,750)	(22,508)
Net cash generated from financing activities	30,750	33,450	5,466

Net increase in cash and cash equivalents	151,470	371,664	60,729
Exchange difference	(371)	(3,025)	(494)
Cash and cash equivalents at beginning of the periods	690,457	918,451	150,074
Cash and cash equivalents at end of the periods	841,556	1,287,090	210,309

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: December 20, 2013	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer